As filed with the Securities and Exchange Commission on May 6, 1999

                                  FORM N-18f-1
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549






                               File No. 333-45959
                                ICA No. 811-08649





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                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940
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                         E.I.I. REALTY SECURITIES TRUST
                         ------------------------------
                            Exact Name of Registrant

                         667 Madison Avenue, 16th Floor
                               New York, NY 10021
                     (Address of Principal Executive Office)

                                 (212) 575-5500
                        (Area Code and Telephone Number)

                            NOTIFICATION OF ELECTION
                            ------------------------


        The undersigned registered open-end investment company (the "Registrant") hereby notifies the Securities and Exchange Commission (the "Commission") that it elects to commit itself to pay in cash all redemptions by a shareholder of record of the E.I.I. Realty Securities Fund as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.



                                    SIGNATURE


        Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 6th day of May, 1999.



                    Signature: E.I.I. Realty Securities Trust

                                    By:    /s/ Richard J. Adler
                                           -------------------------------------
                                            Richard J. Adler, Chairman and Chief
                                            Executive Officer






Attest:     /s/ David P. O'Connor
            -----------------------
             David P. O'Connor
             President and Trustee